FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Zhengrong Shi
Name:	Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: May 21, 2009

Exhibit 99.1
Suntech Reports First Quarter 2009 Financial Results
San Francisco and Wuxi, China, May 21, 2009 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest crystalline silicon photovoltaic (PV) module manufacturer, today announced financial results for its first fiscal quarter ended March 31, 2009.
First Quarter 2009 Highlights
•	Total net revenues were $315.7 million in the first quarter of 2009

•	Gross margin improved to 17.8% for the first quarter of 2009, compared with 0.6% for the fourth quarter of 2008.

•	Operating expenses were reduced by 24% to $35.1 million in the first quarter of 2009 from $46.2 million in the fourth quarter of 2008.

•	Net income attributable to holders of ordinary shares was $1.8 million or $0.01 per diluted American Depository Share (ADS). Each ADS represents one ordinary share.

•	Suntech submitted 179MW of rooftop solar project applications for China’s national rooftop solar subsidy.

•	100MW of Pluto production capacity commissioned with expected conversion efficiencies of approximately 19% on mono-crystalline PV cells and 17% on multi-crystalline PV cells.

•	Suntech maintained PV cell production capacity of 1GW at the end of the first quarter of 2009.
“Considering the impact of seasonality, global economic headwinds, a contraction in PV project financing and falling sales prices, which greatly affected companies throughout the solar industry, we are pleased to have achieved revenues only 24% below the fourth quarter of 2008. This indicates the flexibility of Suntech’s business model and customer preference for Suntech products,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “We are also pleased to have delivered a substantial sequential improvement in our gross margin, which demonstrates the success of our initiatives to reduce raw material costs and improve our non-silicon cost structure.”

Dr. Shi added, “Europe continued to be the greatest source of solar demand in the first quarter. Going forward we expect further market diversification due to recently introduced stimulus initiatives in high potential markets. China’s recently announced national solar subsidy; Japan’s reintroduction of solar subsidies in 2009; and state incentive programs and the federal stimulus package in the U.S. should provide a strong foundation for mid-term growth. Suntech is uniquely positioned to address growth opportunities in all three of these markets through our 100-strong systems integration team in China, our Japanese subsidiary, and our multi-pronged downstream strategy in the U.S. We are already seeing the benefits of these initiatives with a 30MW utility scale solar project for Austin Energy in the U.S and our 30MW agreement to supply House Care with solar products in Japan.”
“We are also making excellent progress with our global project development initiatives that will drive long term demand for Suntech solar projects. The Global Solar Fund has invested in companies that currently have 240MW of projects fully permitted and is targeting to finalize permits for at least another 360MW by the end of 2009. In addition, Gemini Solar is pursuing a pipeline of approximately 1.1GW of projects in the U.S. that we have either bid on, or are preparing bids for, and which are scheduled to be developed over the next 3 or 4 years.”
“In this challenging economic environment, customers have an even greater focus on quality and track record — two areas where Suntech excels. We have now shipped more than 1,200MW of product since our inception and adhere to industry leading quality standards. With our mature sales channels, premium brand, high quality modules, and record of successful projects, we believe Suntech is a supplier of choice and best positioned to grow market share in this challenging market,” concluded Dr. Shi.
RECENT BUSINESS HIGHLIGHTS
Project Development Initiatives
•	Suntech made significant progress with its strategic project development initiatives. Suntech’s equity method investment, the Global Solar Fund (GSF), a European based investment fund, which qualifies for investment company fair value accounting under AICPA investment company guide, was created to make investments in private companies that own or develop projects in the solar energy sector. GSF has invested in companies that currently have 240MW of projects fully permitted and is targeting to finalize permits for another 360MW by the end of 2009.

•	Gemini Solar, a Suntech joint venture with Renewable Ventures, a Fotowatio company, is pursuing a pipeline of approximately 1.1GW of projects in the U.S. that we have either bid on, or are preparing bids for, and which are scheduled to be developed over the next 3 or 4 years.
China Market
•	Suntech recently submitted 179MW of rooftop solar project applications for China’s national rooftop solar subsidy.

•	Suntech announced the ground breaking of a 1.5MW rooftop solar project in HuaiAn City, Jiangsu Province, China. This is expected to be the first one megawatt plus rooftop solar system in Jiangsu Province. Suntech is currently implementing a 3MW project for the Shanghai World Expo.
Global Market Penetration
•	Suntech has shipped a total of more than 1.2GW of solar products since inception of the Company.

•	Suntech intends to double its sales and marketing team in Europe over the next three to six months to enhance localized service and support for existing and prospective customers. Europe continues to drive global solar demand accounting for over 80% of Suntech revenues in the first quarter of 2009.

•	Suntech entered into an agreement with House Care Co. Ltd. under which House Care will be an authorized distributor of Suntech in Japan and distribute 30MW of Suntech solar products in 2009. Suntech targets over 40MW of sales into Japan in 2009.
U.S. Market
•	Gemini Solar was awarded a contract by Austin Energy, the municipal electric utility in Austin, Texas, to build a 30MW PV power plant in 2010.

•	Suntech continued to expand its national dealer network in the U.S to expand market share in the residential and small commercial rooftop segment. Currently, Suntech’s network includes over 200 dealers, up from 40 at the end of 2008.

•	Suntech recently announced plans to establish a manufacturing base in the U.S. as part of its strategy to create a long-term presence within the U.S.
Technology
•	The Fraunhofer Institute recently tested a mono-crystalline Pluto PV cell with a conversion efficiency of 18.8% and a multi-crystalline Pluto PV cell with a conversion efficiency of 17.2%. Both were produced using standard grade silicon solar wafers on Suntech’s commercial scale production line.

•	Suntech is collaborating with the Swinburne University of Technology in Australia to develop nanoplasmonic solar cells that are twice as efficient and run at half the cost of those currently available.

Convertible Senior Note Repurchase
•	Through March 31, 2009, Suntech repurchased an aggregate of $244.2 million principal amount of its 0.25% Convertible Senior Notes due 2012 for a total consideration of $190.9 million. Suntech currently has $255.8 million principal amount of 2012 convertible notes outstanding.
First Quarter 2009 Results
Total net revenues for the first quarter of 2009 were $315.7 million, a decrease of 23.8% from $414.4 million in the fourth quarter of 2008. The sequential decrease in revenues was primarily due to a decrease in the average selling price of PV products and a decline of shipments.
Total net revenues to the investee companies of GSF were $100.5 million in the first quarter of 2009. It mainly reflected the sales of PV products to two investment projects held by the GSF. Sales to the investee companies of GSF were conducted under terms comparable to those with unrelated parties; and the revenue and profit related to the sales activities during the first quarter of 2009 were fully recognized during the same period.
For the first quarter of 2009 gross profit was $56.3 million and gross margin was 17.8% compared to gross profit of $2.3 million and gross margin of 0.6% in the fourth quarter of 2008. The increase in gross profit was primarily due to a decrease in silicon wafer cost, non-silicon wafer production costs, and a reduction in inventory provision.
Operating expenses for the first quarter of 2009 were $35.1 million compared to $46.2 million in the fourth quarter of 2008. The decrease in operating expenses was primarily due to improved cost controls, enhanced operating efficiency and a reversal of provision for doubtful debts.
Income from operations was $21.1 million for the first quarter of 2009 compared to a loss from operations of $43.8 million in the fourth quarter of 2008.
Net interest expense was $21.6 million in the first quarter of 2009 compared to net interest expense of $21.1 million in the fourth quarter of 2008. Addition of non-cash interest expense resulted from the adoption of FASB Staff Position No APB14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB14-1”), and amounted to $11.7 million and $13.1 million in the first quarter of 2009 and the fourth quarter of 2008, respectively.
Foreign currency exchange loss was $6.2 million in the first quarter of 2009 compared to a loss of $3.2 million in the fourth quarter of 2008.
Net other income was $12.6 million in the first quarter of 2009, compared with $52.0 million of net other expense in the fourth quarter of 2008. The net other income in the first quarter of 2009 was mainly due to $9.3 million in gains from the convertible senior notes repurchase and $3.2 million in gains from mark-to-market valuation of foreign exchange forward contracts. The net other expense during the fourth quarter of 2008 was primarily due to investment impairments in Suntech’s upstream investments.
Net income attributable to holders of ordinary shares for the first quarter of 2009 was $1.8 million, or $0.01 per diluted ADS compared to a net loss of $109.1 million, or negative $0.70 per diluted ADS, in the fourth quarter of 2008.
In the first quarter of 2009, the major non-cash related expenses were share-based compensation charges of $4.0 million; additional $11.7 million of non-cash interest expenses related to the adoption of FSP APB 14-1; and depreciation and amortization expenses of $15.3 million.
In the first quarter of 2009, capital expenditures, which were primarily for the construction of our thin film production facilities in Shanghai, and to retrofit our existing production capacity to enable production of PV modules based on our high efficiency Pluto technology, totaled $60.9 million.
Cash and cash equivalents decreased to $406.0 million as of March 31, 2009 from $507.8 million as of December 31, 2008. The decrease was primarily due to repurchases of Suntech’s 0.25% Convertible Senior Notes due 2012.
Restricted cash increased to $179.1 million as of March 31, 2009 from $70.7 million as of December 31, 2008. The increase was mainly due to the pledges of cash in order to obtain bank notes facilities and loan borrowings.
Account receivable due from investee companies of GSF was $104.9 million as of March 31, 2009, compared with nil as of December 31, 2008.
Business Outlook
Suntech expects moderate revenue growth in the second quarter of 2009. Suntech expects full-year 2009 shipments to be in the range of 600MW to 700MW reflecting a constrained project financing environment and the resultant limited demand visibility. Suntech intends to hold PV cell production capacity at 1GW in 2009 until demand visibility improves. Suntech expects capital expenditures of approximately $100 million in 2009.
Recent Management Hires
Mr. Wei-Tai Kwok joined Suntech in the role of Vice President of Marketing, Suntech America. Mr. Kwok brings over 20 years of experience in global marketing to Suntech America, where he will be responsible for field marketing, marketing communications, product marketing and strategic alliances. Previously, Mr. Kwok was responsible for new business development and client management as San Francisco Managing Director at Molecular, the ebusiness solutions division of Isobar, one of the largest digital marketing networks in the world and a wholly owned subsidiary of Aegis Group PLC. Reflective of Mr. Kwok’s commitment to environmental issues and corporate social responsibility, he is a founding board member of the U.S.-China Green Energy Council, a non-governmental think tank established to search for global solutions for combating global warming, energy security, and environmental pollution.
Mr. Kent Huang joined Suntech as Regional General Counsel, Asia Pacific, and is responsible for all operational legal issues in that region. With a legal career spanning almost two decades, Mr. Huang has spent the last 12 years managing the legal infrastructure supporting the Greater China operations of Unilever PLC. Mr. Huang received his law degree from the East China University of Political Science and Law in Shanghai and is currently undertaking an EMBA with the China European International Business School.
First Quarter 2009 Conference Call Information
Suntech management will host a conference call today, Thursday, May 21, 2009 at 8:00 a.m. Eastern Time (which corresponds to 8:00 p.m. Beijing/Hong Kong time and 12:00p.m. Greenwich Mean Time on May 22, 2009) to discuss the Company’s results.
To access the conference call, please dial +1-617-213-8845 (for U.S. callers) or +852-3002-1672 (for international callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under Investor Center: Financial Events.
A telephonic replay of the conference call will be available until June 11, 2009 by dialing +1-617-801-6888 (passcode: 70540414).
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s leading solar energy company as measured by production output of crystalline silicon solar modules. Suntech designs, develops, manufactures, and markets premium-quality, high-output, cost-effective and environmentally friendly solar products for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech’s patent-pending Pluto technology for crystalline silicon solar cells improves power output by up to 12% compared to conventional production methods.
Suntech also offers one of the broadest ranges of building-integrated solar products under the MSK Solar Design Line(TM). Suntech designs and delivers commercial and utility scale solar power systems through its wholly owned subsidiaries Suntech Energy Solutions and Suntech Energy Engineering and will own and operate projects greater than 10 megawatts in the United States through Gemini Solar Development Company, a joint venture with Renewable Ventures, a Fotowatio company. With regional headquarters in China, Switzerland and San Francisco and sales offices worldwide, Suntech is passionate about improving the environment we live in and dedicated to developing advanced solar solutions that enable sustainable development. For more information, please visit http://www.suntech-power.com.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes our ability to maintain profitability in 2009, our ability to address demand growth in each of China, Japan and the U.S., the ability of GSF and Gemini Solar to close transactions in their related pipelines, our ability to develop new technology in collaboration with the Swinburne University of Technology, estimated Q2 2009 revenue and gross margin, and estimated full year 2009 shipments and capital expenditures. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director
Tel: +86-21-6288-5574
Email: rory@suntech-power.com
In the United States:
Sanjay M. Hurry
Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com
###

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements. Effective January 1, 2009, as a result of the adoption of Statement of Financial Accounting Standards, or SFAS 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51.and FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement), our condensed consolidated balance sheet as of December 31, 2008 has been re-casted for comparable purpose. The following tables set forth the adjusted unaudited condensed consolidated balance sheet as of December 31, 2008, the unaudited condensed consolidated balance sheet as of March 31, 2009, the adjusted unaudited condensed consolidated income statements for the three months ended March 31, 2008 and December 31, 2008 and the unaudited condensed consolidated income statements for the three months ended March 31, 2009.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of	As of
	March 31,	December 31,	December 31,
	2009	2008	2008
		As adjusted	As reported
ASSETS
Current assets:
Cash and cash equivalents	405,995	507,789	507,789
Restricted cash	179,134	70,710	70,710
Inventories	242,690	231,874	231,874
Accounts receivable — Investee companies of GSF	104,940	—	—
Accounts receivable — Others	160,414	213,118	213,118
Value-added tax recoverable	87,099	75,667	75,667
Advances to suppliers	70,513	56,873	56,873
Other current assets	255,477	165,887	165,887

Total current assets	1,506,262	1,321,918	1,321,918

Property, plant and equipment, net	720,821	684,497	684,497
Intangible assets, net	163,619	176,677	176,677
Goodwill	80,930	87,595	87,595
Investments in affiliates	225,358	221,106	221,106
Long-term prepayments	195,346	248,807	248,807
Long-term loan to suppliers	56,150	83,972	83,972
Amount due from related parties	216,387	277,991	277,991
Other non-current assets	104,112	104,365	121,214

TOTAL ASSETS	3,268,985	3,206,928	3,223,777

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	791,706	638,426	638,426
Accounts payable	153,382	117,499	117,499
Convertible notes-current	239,341	—	—
Other current liabilities	228,893	220,810	220,810

Total current liabilities	1,413,322	976,735	976,735

Long-term bank borrowings	17,486	5,894	5,894
Convertible notes-non-current	446,964	812,874	981,236
Accrued warranty costs	43,025	41,430	41,430
Other long-term liabilities	119,861	135,655	135,654

Total liabilities	2,040,658	1,972,588	2,140,949

Minority interest	—	—	8,478

Total equity	1,228,327	1,234,340	1,074,350

TOTAL LIABILITIES AND EQUITY	3,268,985	3,206,928	3,223,777

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months	Three months	Three months
	ended	ended	ended
	March 31,	December 31,	March 31,
	2008	2008	2009
	As adjusted	As adjusted
Total net revenues	434,514	414,413	315,656
— Investee companies of GSF	—	—	100,547
— Others	434,514	414,413	215,109

Total cost of revenues	338,107	412,068	259,369

Gross profit	96,407	2,345	56,287

Selling expenses	15,273	14,531	11,401
General and administrative expenses	16,499	27,112	18,820
Research and development expenses	2,792	4,529	4,923

Total operating expenses	34,564	46,172	35,144

Income/(loss) from operations	61,843	(43,827)	21,143

Interest expenses	(18,120)	(31,136)	(26,743)
Interest income	5,041	10,073	5,098
Foreign exchange gain/(loss)	2,906	(3,190)	(6,191)
Other (expense) income	(804)	(52,000)	12,567

Income/(loss) before income taxes	50,866	(120,080)	5,874
Tax provision	(5,523)	11,073	78

Net income/(loss) after taxes before noncontrolling interest and equity in earnings of affiliates	45,343	(109,007)	5,952
Equity in (loss) earnings of affiliates	—	287	(3,874)

Net income/(loss)	45,343	(108,720)	2,078
Add: Net loss (income) attributable to non-controlling interest	1,346	(401)	(292)

Net income/(loss) attributable to holders of ordinary shares	46,690	(109,121)	1,786

Net income/(loss) attributable to ordinary shareholders per share and per ADS:
— Basic	0.30	(0.70)	0.01
— Diluted	0.27	(0.70)	0.01

Shares and ADSs used in computation:
— Basic	153,124,488	155,880,532	155,881,265
— Diluted	173,770,151	155,880,532	156,794,603

Each ADS represents one ordinary share